Exhibit 99.97

Amaya announces former OPP Commissioner Chris Lewis as advisor to its board of directors; George Sweny as VP, Strategic Ventures

MONTREAL, Jan. 21, 2015 /CNW/ - Amaya Inc. (TSX: AYA) (“Amaya” or the “Corporation”) is pleased to announce that it has appointed former Commissioner of the Ontario Provincial Police (OPP) Chris D. Lewis, as an advisor to its board of directors. It has also named George Sweny, a member of the Board of Directors of the Responsible Gambling Council of Canada and a gaming industry executive, as its Vice President of Strategic Ventures.

“We’re extremely honoured to benefit from the experience and expertise of Mr. Lewis and Mr. Sweny,” said David Baazov, the Chairman and CEO of Amaya. “As a company operating in a heavily regulated industry, Mr. Lewis’s experience will ensure we continue to lead the way in security processes and procedures as well as integrity, which are of crucial importance to our customers, as well as governments and industry partners. Additionally, Mr. Sweny has extensive gaming industry experience in both the public and private sector and will ensure we maintain the highest standards in responsible gaming.”

Mr. Lewis joins Ben Soave as an advisor to Amaya’s board of directors. Mr. Soave, appointed in 2012, is a retired Chief Superintendent of the RCMP and internationally recognized innovator in the field of law enforcement, decorated by Canadian and foreign governments for his achievements combating organized crime and terrorism. Mr. Soave is also a member of Amaya’s compliance committee.

More information on Amaya’s board and committees is available on the About Amaya page of Amaya.com.

Chris Lewis Bio

Chris D. Lewis became Commissioner of the Ontario Provincial Police (OPP) on August 1, 2010, assuming leadership of one of North America’s largest deployed police services. During almost 36 years as a police officer and leader, he amassed a wealth of operational policing experience, particularly in front-line service delivery, various investigative disciplines and tactical operations.

As Commissioner, he oversaw front-line policing, traffic and marine operations, emergency response and specialized and multi-jurisdictional investigations throughout the Province of Ontario, delivered through over 9,000 OPP personnel. He was a supervisor, senior officer and executive for 28 years of his career. Although he retired from the OPP on March 31st, 2014, he continues to lecture on leadership and policing issues, including First Nations policing challenges, across North America. He has also written a book on leadership, entitled: Never Stop on a Hill, which he hopes to have published later in 2015.

Lewis’ leadership experience is wide and varied, including tenures as Deputy Commissioner of OPP Field Operations; Commander of the Investigations Bureau; the Information Technologies Bureau; and the Emergency Management Bureau; as well as the Director of the Criminal Intelligence Service Ontario at the then Ontario Ministry of Solicitor General. He was Regional Commander of the OPP’s East Region; served as Director of the Criminal Investigation Branch; and worked with the Royal Canadian Mounted Police to establish and lead the Cornwall Regional Task Force.

George Sweny Bio

George Sweny is the former Senior Vice President, Charitable and iGaming for the Ontario Lottery and Gaming Corporation (OLG). George began his career at the Ontario Lottery Corporation (OLC) in 1975, and served in a number of capacities, including as Senior Vice President responsible for both the Lottery and Bingo Business units. During this time, George was also President of the Interprovincial Lotteries Corporation (ILC) from July 2005 to July 2006 and served as a member of the ILC Executive Team, which governs national lottery games across Canada.

Prior to joining OLG in July 2012, George worked as the Chief Strategy Officer for the Alcohol and Gaming Commission of Ontario (AGCO). In this role, George was accountable for formulating, driving and implementing the AGCO’s strategy consistent with the Commissions vision, and ensuring overall organizational alignment. His role also included accountability for the Audit and Gaming Compliance function within the Commission.

George’s prior roles include working for Len Stuart & Associates (LSA) in January 2000 as the Executive Vice President, and working for the British Columbia Lottery Corporation (BCLC) in 2003 as a member of the executive team. He led the Bingo Gaming Business Unit for the Corporation and spearheaded the development of Community Gaming Centres across the province, transforming the traditional bingo business into modern gaming and entertainment facilities.

George is a member of the Board of Directors of the Responsible Gambling Council of Canada and has served on the Board of Directors of the North American State Provincial Lotteries Association (NASPL).

ABOUT AMAYA

Amaya is the owner of Rational Group, which owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos, and poker programming created for television and online audiences. Amaya also provides B2B interactive and physical gaming solutions to the regulated gaming industry.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939E

For further information: For Media Inquiries: Eric Hollreiser, Press@amaya.com; For Investor Inquiries: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com

CO: Amaya Gaming Group Inc.

CNW 17:52e 21-JAN-15